UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

NuStar Energy L.P.

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

67058H102

(CUSIP number)

Robert L. Vitale, General Counsel

c/o EIG Management Company, LLC

600 New Hampshire Ave NW, Suite 1200

Washington, DC 20037

(202) 600-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person EIG Nova Equity Aggregator, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a): ☐ (b): ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,336,485(1)
	8	Shared voting power 0
	9	Sole dispositive power 17,336,485
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,336,485
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.7(2)
14	Type of reporting person (see instructions) PN

(1)

As of June 30, 2020, EIG Nova Equity Aggregator, L.P. holds 17,336,485 Common Units (as defined below), consisting of Common Units issuable upon conversion of the Series D Cumulative Convertible Preferred Units (the “Preferred Units”) held by the Reporting Person. The Preferred Units will become convertible at the Reporting Person’s election on June 29, 2020.

(2)

Percentage calculation is based on the number of Common Units outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2020 filed on May 8, 2020, adjusted to include the Common Units issuable upon conversion of the Preferred Units.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common units (the “Common Units”) representing limited partnership interests of NuStar Energy L.P., a Delaware limited partnership (the “Issuer”), with principal executive offices at 19003 IH-10 West, San Antonio, Texas 78257.

Item 2.	Identity and Background.

(a), (f)	This Statement is filed by EIG Nova Equity Aggregator, L.P., a Delaware limited partnership (the “Reporting Person”). The Reporting Person is a holding company for certain funds managed or advised by EIG Management Company, LLC (the “Manager”). The funds’ investment committees have the power to vote or direct the vote of, and to dispose or to direct the disposition of, the Common Units held by the funds. The members of the funds’ investment committees are R. Blair Thomas, Randall S. Wade, Jean-Daniel Borgeaud, Linda Cook, Robert H. Johnson, Jr. and Richard Punches. The Manager is a registered investment adviser under the Investment Advisers Act of 1940, as amended. EIG Nova Equity GP, LLC, a Delaware limited liability company (“EIG Nova GP”), is the general partner of the Reporting Person.

(b)	The business address of the Reporting Person and EIG Nova GP is 600 New Hampshire Ave NW, Suite 1200, Washington, DC 20037.

(c)	The principal business of the Reporting Person is to own Preferred Units (as defined below) and Common Units on behalf of certain funds managed by EIG Global Energy Partners and its affiliates (“EIG”). EIG Nova GP is principally engaged in the business of being the general partner of the Reporting Person.

(d)	During the last five years, neither the Reporting Person nor EIG Nova GP has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor EIG Nova GP has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Series D Cumulative Convertible Preferred Unit Purchase Agreement (the “Purchase Agreement”), dated as of June 26, 2018, by and among the Issuer, the Reporting Person and certain funds managed by EIG, the Reporting Person purchased 11,753,549 of the Issuer’s Series D Preferred Units (the “Preferred Units”) for a cash purchase price of $25.38 per Preferred Unit (the “Series D Unit Purchase Price”) on June 29, 2018 (the “Initial Issuance Date”). On July 13, 2018, pursuant to the terms of the Purchase Agreement, the Reporting Person purchased an additional 5,582,936 Preferred Units for a cash purchase price equal to the Series D Unit Purchase Price. The Preferred Units are convertible into Common Units at the election of the Reporting Person beginning on June 29, 2020 (the date that is the second anniversary of the Initial Issuance Date). Such Preferred Units are convertible into a number of Common Units equal to the quotient (the “Series D Conversion Ratio”) of (i) the sum of the Series D Unit Purchase Price and any unpaid distributions in respect of such Preferred Unit (calculated in accordance with the terms of the Issuer’s Eighth Amended and Restated Agreement of Limited Partnership, dated July 20, 2018 (the “LP Agreement”)) divided by (ii) the Series D Unit Purchase Price. The Preferred Units are entitled to vote on an as-converted basis with the Common Units.

The Reporting Person’s payment of its portion of the aggregate purchase price of the Preferred Units was funded by certain funds managed by EIG. The description of the Purchase Agreement, the Preferred Units and the LP Agreement in this Item 3 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

The Reporting Person purchased the Preferred Units pursuant to the Purchase Agreement for investment purposes.

Although the Reporting Person does not have any specific plan or proposal to acquire, transfer or dispose of Common Units at the time of this filing, consistent with its investment purposes, the Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired. In addition, the Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Person and its affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. The Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Person has not made a determination regarding a maximum or minimum number of Common Units or other securities of the Issuer that it may hold at any point in time.

Also, consistent with its investment intent and ongoing evaluation of its investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Common Units or changes to the Issuer’s capital structure, the Reporting Person may engage in communications with, without limitation, one or more unitholders of the Issuer or one or more officers of the Issuer regarding the Issuer. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of this Statement. Although the foregoing reflects activities presently contemplated by such person with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 17,336,485 Common Units which may be acquired upon the conversion of the Preferred Units (assuming that there are no Series D Unpaid Distributions thereon), or 13.7% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon conversion of the Preferred Units). The Preferred Units are convertible into Common Units at the Reporting Person’s election beginning on June 29, 2020 (the date that is the second anniversary of the Initial Issuance Date). Common Units which are to be issued upon conversion of the Preferred Units are beneficially owned by the Reporting Persons.

(b)

The Common Units are held directly by the Reporting Person. The applicable investment committees that have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Units are comprised of the following individuals: R. Blair Thomas, Randall S. Wade, Jean-Daniel Borgeaud, Linda Cook, Robert H. Johnson and Richard Punches.

(c)	The Reporting Person has not effected any transactions in the Preferred Units or Common Units during the past 60 days.

(d)

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

The Issuer has entered into a Registration Rights Agreement with the Reporting Person and the other parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer has granted the Reporting Person certain customary registration rights, including rights to require the Issuer to file and maintain the effectiveness of a registration statement with respect to the resale of the Common Units that are issuable upon the conversion of the Preferred Units, and under certain circumstances, to require the Issuer to initiate underwritten offerings for the Common Units that are issuable upon conversion of the Preferred Units.

The description of the Registration Rights Agreement in this Item 6 is not intended to be complete and is qualified in its entirety by the agreements that are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

1.

Series D Cumulative Convertible Preferred Unit Purchase Agreement, dated June 26, 2018, by and among NuStar Energy L.P., EIG Nova Equity Aggregator, L.P. and FS Energy and Power Fund (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16417), filed on June 29, 2018).

2.

Registration Rights Agreement, dated as of June 29, 2018, by and among NuStar Energy L.P., EIG Nova Equity Aggregator, L.P. and FS Energy and Power Fund (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16417), filed on June 29, 2018).

3.

Eighth Amended and Restated Agreement of Limited Partnership of NuStar Energy L.P., dated as of July 20, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16417), filed on July 20, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2020

EIG ASSET MANAGEMENT, LLC

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Sean Murphy
Name:	Sean Murphy
Title:	Vice President

EIG NOVA EQUITY GP, LLC

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Sean Murphy
Name:	Sean Murphy
Title:	Vice President

EIG NOVA EQUITY AGGREGATOR, L.P.
By:	EIG Nova Equity GP, LLC, its general partner
By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Sean Murphy
Name:	Sean Murphy
Title:	Vice President